
05041283

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January 31, 2007	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48160

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clifden Equities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Doherty 212-259-2067
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

100 Jericho Quadrangle, Suite 223 (Address) Jericho (City) NY (State) 11753 (Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. DC
179

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

CLIFDEN EQUITIES, LLC

INDEX

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Member
Clifden Equities, LLC

We have audited the accompanying statement of financial condition of Clifden Equities, LLC (a limited liability company) as of December 31, 2004, and the related statements of income and changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clifden Equities, LLC as of December 31, 2004, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Jericho, New York
February 22, 2005

CLIFDEN EQUITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Cash and cash equivalents	$ 250,249
Fees Receivable	2,363,973
Prepaid Expenses and Other Assets	27,425
TOTAL	$ 2,641,647
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accrued Expenses	$ 40,786
Commission Payable	2,234,066
Due to Pali Capital, Inc.	75,000
TOTAL LIABILITIES	2,349,852
Member's Equity	291,795
TOTAL	$ 2,641,647

See Notes to Financial Statements.

CLIFDEN EQUITIES, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

REVENUES	
Referral Fees	$ 2,573,867
Placement Fees	3,830,721
Total	6,404,588
EXPENSES	
Commission Expense and Benefits	5,999,001
Occupancy Costs	11,990
Professional Fees	88,250
Other Expenses	30,347
Total	6,129,588
Income Before Provision For Income Taxes	275,000
Provision For Income Taxes	9,436
NET INCOME	265,564
Member's Equity – Beginning of Year	176,231
Member's Distributions	(150,000)
Member's Equity – End of Year	$ 291,795

See Notes to Financial Statements.

CLIFDEN EQUITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Operating Activities:	
Net Income	$ 265,564
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:	
Changes in Operating Assets and Liabilities:	
Fees Receivable	(1,333,514)
Prepaid Expenses and Other Assets	8,734
Accrued Expenses	20,377
Commission Payable	1,292,149
Due to Pali Capital, Inc.	75,000
Net Cash Provided By Operating Activities	328,310
Financing Activities:	
Member Distributions	(150,000)
Net Increase in Cash and Cash Equivalents	178,310
Cash and Cash Equivalents at Beginning of Year	71,939
Cash and Cash Equivalents at End of Year	$ 250,249

See Notes to Financial Statements.

CLIFDEN EQUITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF ORGANIZATION:

Clifden Equities, LLC (the "Company") is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company engages in the business of private placements and related investment banking activities.

The Company is a limited liability company which began operations in New York State on June 19, 2001. The Company is a wholly-owned subsidiary of Clifden Group, LLC (the "Parent").

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates:
To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

Cash Equivalents:
The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

Concentration of Credit Risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and fees receivable. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by placing such deposits in high credit quality financial institutions.

The Company closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses, if required. On a periodic basis the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if required, based on a history of write-offs and collections and current credit conditions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Referral Fees

The Company receives referral fees for security transactions placed with Pali Capital, Inc., a related party. Although these fees are received monthly, they are recognized on a trade-date basis as securities transactions occur.

Placement Fees

The Company receives quarterly and annual placement fees for the introduction of investors to Amici, LLC, an unrelated entity. The quarterly fees are based on the introduced asset values while the annual fees are based on the performance of the assets for the annual period. Quarterly fees are received in advance each quarter, and the associated revenue is recognized on a monthly basis. Annual performance fees are recognized as revenue, as earned, on an annual basis.

Income Taxes:

The Company is not a taxpaying entity for federal and state income tax purposes, and thus only city income tax expense has been recorded in the financial statements. Taxable income is allocated to the member to be reflected in its federal and state income tax returns.

NOTE 3 – RELATED PARTY TRANSACTIONS:

During 2004, the Company earned referral fees from Pali Capital, Inc. amounting to $2,573,867. At December 31, 2004, $196,713 of fees receivable were due from Pali Capital, Inc. The sole member of the Parent is also a stockholder of Pali Capital, Inc.'s parent company.

Pali Capital, Inc. allocates certain operating expenses, including consulting and administrative services, to the Company. During 2004, such allocated expenses amounted to $75,000. Such amount was due Pali Capital, Inc. at December 31, 2004.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $262,673, which was $106,016 in excess of its minimum required net capital of $156,657. The Company's net capital ratio was 8.95 to 1.

SCHEDULE I

CLIFDEN EQUITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL:	
Total Member's Equity	$ 291,795
Deductions	
A. Non-Allowable Assets	
Prepaid Expenses and Other Assets	27,425
Fees Receivable	1,697
	29,122
Net Capital	$ 262,673
AGGREGATE INDEBTEDNESS – TOTAL LIABILITIES	$2,349,852
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum Net Capital Required	$ 156,657
Excess Net Capital	$ 106,016
Net Capital at 1,000%	$ 27,688
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	8.95 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17a-5 AS OF DECEMBER 31, 2004)	
Net Capital, As Reported in The Company's Part IIA (Unaudited) Focus Report	$ 338,459
Net Audit Adjustments	(75,786)
NET CAPITAL PER ABOVE	$ 262,673

CLIFDEN EQUITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS AS REPORTED IN THE COMPANY'S PART IIA (UNAUDITED) FOCUS REPORT	$2,274,066
Net Audit Adjustments	75,786
AGGREGATE INDEBTEDNESS PER ABOVE	$2,349,852

See Report of Independent Public Accountants.

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Member
Clifden Equities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Clifden Equities, LLC (the "Company") as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Jericho, New York
February 22, 2005